東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 07 2006
WASH. D.C.
213

31st October, 2006

06018349

Securities and Ex[illegible]
450 Fifth Street, N[illegible]
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g(3)-2(b)
<u>Under the Securities Exchange Act of 1934 (the "Act")</u>

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 27th October, 2006.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM Holdings Limited

PROCESSED
NOV 15 2006
THOMSON
FINANCIAL

Zoe Chung
Company Secretary

Encl.

dw 11/14

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

ANNOUNCEMENT

Reference is made to the disclosure in the Company's circular dated 24 May 2006 about the Company's legal proceedings in Hong Kong against Mr. Cui, Mr. Ip, Jointstock, ICEA and Gold Light.

The Board wishes to inform the shareholders and potential investors of the Company that the Company, Mr. Cui, Mr. Ip, Jointstock and ICEA have settled the legal proceedings out of court and given that Gold Light never participated in the legal proceedings and has been wound up by the Court on 19 November 2003, the Company considers that the legal proceedings have come to a conclusion.

As disclosed in the circular dated 24 May 2006 of ONFEM Holdings Limited (the "Company"), the Company commenced legal proceedings in Hong Kong in March 2003 (the "legal proceedings") against its former director, Mr. Cui Gui Sheng ("Mr. Cui"), its former financial controller, Mr. Ip Shu Wah ("Mr. Ip"), Jointstock Investments Limited ("Jointstock"), ICEA Financial Services Limited ("ICEA") and Gold Light Development Limited ("Gold Light"). The Company's claims are for, inter alia, the sum of HK$20,000,000 together with interest, in connection with or arising out of the Company's purported participation in a purported HK$20,000,000 loan from Jointstock to ICEA.

The board of directors (the "Board") of the Company wishes to inform the shareholders and potential investors of the Company that the Company, Mr. Cui, Mr. Ip, Jointstock and ICEA have settled the legal proceedings out of court and given that Gold Light never participated in the legal proceedings and has been wound up by the High Court of Hong Kong (the "Court") on 19 November 2003, the Company considers that the legal proceedings have come to a conclusion.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 27 October 2006

As at the date of this announcement, the Board comprises eight directors, namely Mr. Zhou Zhongshu as the Chairman and non-executive director, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli as executive directors, and Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria as independent non-executive directors.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

ANNOUNCEMENT

Reference is made to the disclosure in the Company's circular dated 24 May 2006 about the Company's legal proceedings in Hong Kong against Mr. Cui, Mr. Ip, Jointstock, ICEA and Gold Light.

The Board wishes to inform the shareholders and potential investors of the Company that the Company, Mr. Cui, Mr. Ip, Jointstock and ICEA have settled the legal proceedings out of court and given that Gold Light never participated in the legal proceedings and has been wound up by the Court on 19 November 2003, the Company considers that the legal proceedings have come to a conclusion.

As disclosed in the circular dated 24 May 2006 of ONFEM Holdings Limited (the "Company"), the Company commenced legal proceedings in Hong Kong in March 2003 (the "legal proceedings") against its former director, Mr. Cui Gui Sheng ("Mr. Cui"), its former financial controller, Mr. Ip Shu Wah ("Mr. Ip"), Jointstock Investments Limited ("Jointstock"), ICEA Financial Services Limited ("ICEA") and Gold Light Development Limited ("Gold Light"). The Company's claims are for, inter alia, the sum of HK$20,000,000 together with interest, in connection with or arising out of the Company's purported participation in a purported HK$20,000,000 loan from Jointstock to ICEA.

The board of directors (the "Board") of the Company wishes to inform the shareholders and potential investors of the Company that the Company, Mr. Cui, Mr. Ip, Jointstock and ICEA have settled the legal proceedings out of court and given that Gold Light never participated in the legal proceedings and has been wound up by the High Court of Hong Kong (the "Court") on 19 November 2003, the Company considers that the legal proceedings have come to a conclusion.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 27 October 2006

As at the date of this announcement, the Board comprises eight directors, namely Mr. Zhou Zhongshu as the Chairman and non-executive director, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli as executive directors, and Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria as independent non-executive directors.

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：230）

公　佈

謹此提述本公司日期為二零零六年五月二十四日之通函內所披露有關本公司於香港向崔先生、葉先生、Jointstock、工商東亞及金明亮提出之法律訴訟。

董事會謹此通知本公司之股東及準投資者，本公司與崔先生、葉先生、Jointstock及工商東亞已就法律訴訟達成庭外和解。由於金明亮從未參與法律訴訟並已於二零零三年十一月十九日被法院清盤，本公司認為法律訴訟已告完結。

誠如東方有色集團有限公司（「本公司」）日期為二零零六年五月二十四日之通函內所披露，本公司於二零零三年三月向其前董事崔貨生先生（「崔先生」）、其前財務總監葉樹華先生（「葉先生」）、Jointstock Investments Limited（「Jointstock」）、工商東亞金融服務有限公司（「工商東亞」）及金明亮發展有限公司（「金明亮」）提出法律訴訟（「法律訴訟」）。本公司提出（其中包括）索償20,000,000港元連同利息，乃關於本公司聲稱參與Jointstock向工商東亞提供20,000,000港元之貸款而引起。

本公司董事會（「董事會」）謹此通知本公司之股東及準投資者，本公司與崔先生、葉先生、Jointstock及工商東亞已就法律訴訟達成庭外和解。由於金明亮從未參與法律訴訟並已於二零零三年十一月十九日被香港高等法院（「法院」）清盤，本公司認為法律訴訟已告完結。

承董事會命
董事總經理
王幸東

香港，二零零六年十月二十七日

於本公佈刊發日期，董事會由八名董事組成，即主席及非執行董事周中樞先生；執行董事王幸東先生、閻西川先生、錢文超先生及何小麗女士；與及獨立非執行董事林濬先生、馬紹援先生及譚惠珠女士。

* *僅供識別*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

公佈

謹此提述本公司日期為二零零六年五月二十四日之通函內所披露有關本公司於香港向崔先生、葉先生、Jointstock、工商東亞及金明亮提出之法律訴訟。

董事會謹此通知本公司之股東及準投資者，本公司與崔先生、葉先生、Jointstock及工商東亞已就法律訴訟達成庭外和解。由於金明亮從未參與法律訴訟並已於二零零三年十一月十九日被法院清盤，本公司認為法律訴訟已告完結。

誠如東方有色集團有限公司(「本公司」)日期為二零零六年五月二十四日之通函內所披露，本公司於二零零三年三月向其前董事崔貴生先生(「崔先生」)、其前財務總監葉樹華先生(「葉先生」)、Jointstock Investments Limited(「Jointstock」)、工商東亞金融服務有限公司(「工商東亞」)及金明亮發展有限公司(「金明亮」)提出法律訴訟(「法律訴訟」)。本公司提出(其中包括)索償20,000,000港元連同利息，乃關於本公司聲稱參與Jointstock向工商東亞提供20,000,000港元之貸款而引起。

本公司董事會(「董事會」)謹此通知本公司之股東及準投資者，本公司與崔先生、葉先生、Jointstock及工商東亞已就法律訴訟達成庭外和解。由於金明亮從未參與法律訴訟並已於二零零三年十一月十九日被香港高等法院(「法院」)清盤，本公司認為法律訴訟已告完結。

承董事會命
董事總經理
王幸東

香港，二零零六年十月二十七日

於本公佈刊發日期，董事會由八名董事組成，即主席及非執行董事周中樞先生；執行董事王幸東先生、閻西川先生、錢文超先生及何小麗女士；與及獨立非執行董事林濬先生、馬紹援先生及譚惠珠女士。

* *僅供識別*